Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated January 18, 2006, except as to note 1, which is as of February 9, 2006, with respect to the combined balance sheets of Embarq Corporation (formerly the New Local Company) as of September 30, 2005 and December 31, 2004, and the related combined statements of operations, cash flows and business equity and comprehensive income (loss) for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 and the related financial statement schedule and to the reference to our firm under the headings “Summary Combined Financial Data,” “Selected Combined Financial Data,” and “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri

February 9, 2006